UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No.    )*

Under the Securities Exchange Act of 1934

Sound Point Acquisition Corp I, Ltd

(Name of Issuer)

Class A ordinary shares, par value $0.0001 per share

(Titles of Class of Securities)

G8274F 101

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out of a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G8274F 101	Schedule 13G

1	NAME OF REPORTING PERSON Sound Point Acquisition Sponsor I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 6,368,750(1)(2)
	6	SHARED VOTING POWER - 0 -
	7	SOLE DISPOSITIVE POWER 6,368,750(1)(2)
	8	SHARED DISPOSITIVE POWER - 0 -

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,368,750(1)(2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 19.8%
12	TYPE OF REPORTING PERSON OO (Delaware limited liability company)

(1)

Consists of 6,368,750 Class A ordinary shares, par value $0.0001 per share (“Class A ordinary shares”), of Sound Point Acquisition Corp I, Ltd (the “Issuer”) acquirable upon conversion of 6,368,750 Class B ordinary shares, par value $0.0001 per share (“Class B ordinary shares”), of the Issuer.

(2)

Excludes 15,437,500 Class A ordinary shares issuable upon the exercise of 15,437,500 private placement warrants of the Issuer owned by Sound Point Acquisition Sponsor I, LLC (“Sponsor”). Each warrant is exercisable to purchase one Class A ordinary share at $11.50 per share, subject to adjustment, and becomes exercisable beginning 30 days after the completion of the Issuer’s initial business combination and expires five years after the completion of the Issuer’s initial business combination or earlier upon redemption or liquidation.

CUSIP No. G8274F 101	Schedule 13G

1	NAME OF REPORTING PERSON Sound Point Acquisition Sponsor Consolidator, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 6,368,750(1)(2)
	6	SHARED VOTING POWER - 0 -
	7	SOLE DISPOSITIVE POWER 6,368,750(1)(2)
	8	SHARED DISPOSITIVE POWER - 0 -

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,368,750(1)(2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 19.8%
12	TYPE OF REPORTING PERSON OO (Delaware limited liability company)

(1)

Consists of 6,368,750 Class A ordinary shares acquirable upon conversion of 6,368,750 Class B ordinary shares owned directly by Sponsor. Sponsor is managed by Sound Point Acquisition Sponsor Consolidator, LLC ( “Consolidator”), its managing member. Accordingly, Consolidator may be deemed to have beneficial ownership of the Class A ordinary shares owned directly by Sponsor. Consolidator disclaims beneficial ownership of such securities except to the extent of its pecuniary interest therein.

(2)

Excludes 15,437,500 Class A ordinary shares issuable upon the exercise of 15,437,500 private placement warrants of the Issuer owned by Sponsor. Each warrant is exercisable to purchase one Class A ordinary share at $11.50 per share, subject to adjustment, and becomes exercisable beginning 30 days after the completion of the Issuer’s initial business combination and expires five years after the completion of the Issuer’s initial business combination or earlier upon redemption or liquidation.

CUSIP No. G8274F 101	Schedule 13G

1	NAME OF REPORTING PERSON Sound Point Capital Management, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 6,368,750(1)(2)
	6	SHARED VOTING POWER - 0 -
	7	SOLE DISPOSITIVE POWER 6,368,750(1)(2)
	8	SHARED DISPOSITIVE POWER - 0 -

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,368,750(1)(2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 19.8%
12	TYPE OF REPORTING PERSON PN

(1)

Consists of 6,368,750 Class A ordinary shares acquirable upon conversion of 6,368,750 Class B ordinary shares owned directly by Sponsor. Sponsor is managed by Consolidator, its managing member. Consolidator is managed by Sound Point Capital Management, LP (“Sound Point”), its managing member. Accordingly, Sound Point may be deemed to have beneficial ownership of the Class A ordinary shares owned directly by Sponsor. Sound Point disclaims beneficial ownership of such securities except to the extent of its pecuniary interest therein.

(2)

Excludes 15,437,500 Class A ordinary shares issuable upon the exercise of 15,437,500 private placement warrants of the Issuer owned by Sponsor. Each warrant is exercisable to purchase one Class A ordinary share at $11.50 per share, subject to adjustment, and becomes exercisable beginning 30 days after the completion of the Issuer’s initial business combination and expires five years after the completion of the Issuer’s initial business combination or earlier upon redemption or liquidation.

CUSIP No. G8274F 101	Schedule 13G

1	NAME OF REPORTING PERSON SPC Partners GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 6,368,750(1)(2)
	6	SHARED VOTING POWER - 0 -
	7	SOLE DISPOSITIVE POWER 6,368,750(1)(2)
	8	SHARED DISPOSITIVE POWER - 0 -

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,368,750(1)(2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 19.8%
12	TYPE OF REPORTING PERSON OO (Delaware limited liability company)

(1)

Consists of 6,368,750 Class A ordinary shares acquirable upon conversion of 6,368,750 Class B ordinary shares owned directly by Sponsor. Sponsor is managed by Consolidator, its managing member. Consolidator is managed by Sound Point, its managing member, which is managed by SPC Partners GP, LLC, its general partner (“General Partner”). Accordingly, General Partner may be deemed to have beneficial ownership of the Class A ordinary shares owned directly by Sponsor. General Partner disclaims beneficial ownership of such securities except to the extent of its pecuniary interest therein.

(2)

Excludes 15,437,500 Class A ordinary shares issuable upon the exercise of 15,437,500 private placement warrants of the Issuer owned by Sponsor. Each warrant is exercisable to purchase one Class A ordinary share at $11.50 per share, subject to adjustment, and becomes exercisable beginning 30 days after the completion of the Issuer’s initial business combination and expires five years after the completion of the Issuer’s initial business combination or earlier upon redemption or liquidation.

CUSIP No. G8274F 101	Schedule 13G

1	NAME OF REPORTING PERSON Stephen Ketchum
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 6,368,750(1)(2)
	6	SHARED VOTING POWER - 0 -
	7	SOLE DISPOSITIVE POWER 6,368,750(1)(2)
	8	SHARED DISPOSITIVE POWER - 0 -

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,368,750(1)(2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 19.8%
12	TYPE OF REPORTING PERSON IN

(1)

Consists of 6,368,750 Class A ordinary shares acquirable upon conversion of 6,368,750 Class B ordinary shares owned directly by Sponsor. Sponsor is managed by Consolidator, its managing member. Consolidator is managed by Sound Point, its managing member, which is managed by General Partner. Stephen Ketchum is the managing member of General Partner. Accordingly, Mr. Ketchum may be deemed to have beneficial ownership of the Class A ordinary shares owned directly by Sponsor. Mr. Ketchum disclaims beneficial ownership of such securities except to the extent of his pecuniary interest therein.

(2)

Excludes 15,437,500 Class A ordinary shares issuable upon the exercise of 15,437,500 private placement warrants of the Issuer owned by Sponsor. Each warrant is exercisable to purchase one Class A ordinary share at $11.50 per share, subject to adjustment, and becomes exercisable beginning 30 days after the completion of the Issuer’s initial business combination and expires five years after the completion of the Issuer’s initial business combination or earlier upon redemption or liquidation.

Item 1(a).	Name of Issuer:

Sound Point Acquisition Corp I, Ltd

Item 1(b).	Address of Issuer’s Principal Executive Offices:

375 Park Avenue

New York, NY 10152

Item 2(a).	Name of Person Filing:

The information required by this Item is set forth in Appendix 1 attached hereto and incorporated by reference herein. This statement is being filed pursuant to a Joint Filing Agreement attached hereto as Exhibit 1 by (i) Sponsor, (ii) Consolidator, the managing member of Sponsor, (iii) Sound Point, the managing member of Consolidator, (iv) General Partner, the general partner of Sound Point, and (v) Mr. Ketchum, the managing member of General Partner (collectively, the “Reporting Persons”).

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The information required by this Item with respect to each Reporting Person is set forth in Appendix 1 hereto.

Item 2(c).	Citizenship:

The information required by this Item with respect to each Reporting Person is set forth in Appendix 1 hereto.

Item 2(d).	Titles of Classes of Securities:

Class A ordinary shares, par value $0.0001 per share.

Item 2(e).	CUSIP Number:

G8274F 101

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a(n):

Not applicable.

Item 4.	Ownership

The following information is provided as of December 31, 2022.

Each of Sponsor, Consolidator, Sound Point, General Partner and Mr. Ketchum has sole voting and sole dispositive power with respect to 6,368,750 Class A ordinary shares, acquirable by Sponsor upon conversion of 6,368,750 Class B ordinary shares held directly by Sponsor. The Class B ordinary shares will automatically convert into Class A ordinary shares at the time of the Issuer’s initial business combination or earlier at the option of the holders thereof.

The following sets forth the beneficial ownership of the Class A ordinary shares by each of the Reporting Persons as of December 31, 2022:

(a)	Amount beneficially owned:

(i)	Sponsor is the beneficial owner of 6,368,750 Class A ordinary shares;

(ii)	Consolidator is the beneficial owner of 6,368,750 Class A ordinary shares;

(iii)	Sound Point is the beneficial owner of 6,368,750 Class A ordinary shares;

(iv)	General Partner is the beneficial owner of 6,368,750 Class A ordinary shares; and

(v)	Mr. Ketchum is the beneficial owner of 6,368,750 Class A ordinary shares.

(b)	Percent of class:

(i)	19.8% for Sponsor;

(ii)	19.8% for Consolidator;

(iii)	19.8% for Sound Point;

(iv)	19.8% for General Partner; and

(v)	19.8% for Mr. Ketchum.

The percentages used herein and in the rest of this Schedule 13G are calculated based upon 25,875,000 Class A ordinary shares reported to be outstanding as of November 9, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2022 filed with the Securities and Exchange Commission on November 10, 2022, and assuming the conversion of the 6,368,750 Class B ordinary shares beneficially owned by the Reporting Persons for an equal number of Class A ordinary shares.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

6,368,750 Class A ordinary shares for Sponsor;

6,368,750 Class A ordinary shares for Consolidator;

6,368,750 Class A ordinary shares for Sound Point;

6,368,750 Class A ordinary shares for General Partner; and

6,368,750 Class A ordinary shares for Mr. Ketchum.

(ii)	Shared power to vote or to direct the vote:

0 Class A ordinary shares for Sponsor;

0 Class A ordinary shares for Consolidator;

0 Class A ordinary shares for Sound Point;

0 Class A ordinary shares for General Partner; and

0 Class A ordinary shares for Mr. Ketchum.

(iii)	Sole power to dispose or to direct the disposition of:

6,368,750 Class A ordinary shares for Sponsor;

6,368,750 Class A ordinary shares for Consolidator;

6,368,750 Class A ordinary shares for Sound Point;

6,368,750 Class A ordinary shares for General Partner; and

6,368,750 Class A ordinary shares for Mr. Ketchum.

(iv)	Shared power to dispose or to direct the disposition of:

0 Class A ordinary shares for Sponsor;

0 Class A ordinary shares for Consolidator;

0 Class A ordinary shares for Sound Point;

0 Class A ordinary shares for General Partner; and

0 Class A ordinary shares for Mr. Ketchum.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2023

Sound Point Acquisition Sponsor I, LLC

By:	/s/ David Grill
Name:	David Grill
Title:	Chief Financial Officer

Sound Point Acquisition Sponsor Consolidator, LLC

By:	/s/ David Grill
Name:	David Grill
Title:	Chief Financial Officer

Sound Point Capital Management, LP

By:	/s/ Stephen Ketchum
Name:	Stephen Ketchum
Title:	Managing Partner

SPC Partners GP, LLC

By:	/s/ Stephen Ketchum
Name:	Stephen Ketchum
Title:	Managing Member

/s/ Stephen Ketchum
Stephen Ketchum

Exhibit Index

Exhibit No.	Description

Exhibit 1	Joint Filing Agreement, dated as of February 14, 2023, by and among Sound Point Acquisition Sponsor I, LLC, Sound Point Acquisition Sponsor Consolidator, LLC, Sound Point Capital Management, LP, SPC Partners GP, LLC and Stephen Ketchum.

Appendix 1

ADDRESS, ORGANIZATION AND PRINCIPAL BUSINESS OF EACH REPORTING PERSON REQUIRED BY ITEMS 2(b) AND (c):

Name of Person Filing	Principal Business Office Address	Place of Organization

Sound Point Acquisition Sponsor I, LLC	375 Park Avenue New York, NY 10152	Delaware limited liability company

Sound Point Acquisition Sponsor Consolidator, LLC	375 Park Avenue New York, NY 10152	Delaware limited liability company

Sound Point Capital Management, LP	375 Park Avenue New York, NY 10152	Delaware limited partnership

SPC Partners GP, LLC	375 Park Avenue New York, NY 10152	Delaware limited liability company

Stephen Ketchum	375 Park Avenue New York, NY 10152	United States citizen